Exhibit E – Investing Process Description

Investing Process through PW Capital, Inc.

Investors seeking to purchase securities offered pursuant to Regulation Crowdfunding on the PW Capital, Inc. ("PW Capital") funding portal must follow the process described below. This description is provided in accordance with Rule 302(b) of Regulation Crowdfunding.

1. Account Creation and Verification
- All investors must create an account on the PW Capital portal prior to making an investment commitment.
- PW Capital, through its vendor North Capital, performs Know Your Customer (KYC) and Anti-Money Laundering (AML) checks on all investors.
- PW Capital calculates investor limits under Regulation Crowdfunding using a calculator embedded in the checkout process. This calculator accounts for the investor's income, net worth, and aggregate Reg CF investments (both through PW Capital and other intermediaries) to ensure compliance.

2. Access to Offering Materials
- Prior to making an investment commitment, investors are provided access to the issuer's Form C, offering memorandum, risk factors, and all other required disclosures on the PW Capital portal.
- Offering information is made available for a minimum of 21 days before the first closing, in accordance with SEC requirements.

3. Making an Investment Commitment
- To make an investment commitment, investors select the desired offering, enter an investment amount, and execute a subscription agreement electronically using DocuSign.
- Investors may fund their investment via ACH transfer, wire transfer, debit or credit card, or check.
- The minimum investment amount is set by each issuer and is displayed on the offering page.

4. Cancellation and Reconfirmation
- Investors may cancel an investment commitment for any reason until 48 hours prior to the offering deadline.
- If there is a material change to the terms of the offering or to the issuer's disclosure, PW Capital notifies all investors via email. Investors are required to reconfirm their commitments within five business days of notice; otherwise, their commitments are cancelled and funds returned.

5. Escrow of Funds
- All investor funds are held in escrow by North Capital until the issuer's target offering amount is reached.
- If the target offering amount is not reached by the stated deadline, all investment commitments are cancelled and funds are returned to investors without deduction.

6. Closing and Delivery of Securities
- Once the target offering amount is reached and the closing occurs, North Capital releases funds directly to the issuer's designated account.
- Securities are then issued and delivered to investors in accordance with the issuer's process, which may include book-entry records on the portal or registration with a transfer agent.
- PW Capital provides electronic notice to investors confirming the closing of the offering and their final investment.

7. Ongoing Reporting and Investor Access

- PW Capital provides investors with access to their transaction history and investment commitments through their PW Capital account dashboard.
- Investors are notified when issuers file their annual reports on Form C-AR and may access such reports via the issuer's website and the SEC's EDGAR database.

This description applies to all offerings conducted on the PW Capital portal and will be filed as Exhibit E to each issuer's Form C submission.